FIRSTCOM CORPORATION
                               220 ALHAMBRA CIRCLE
                                    SUITE 910
                           CORAL GABLES, FLORIDA 33134

July 29, 1999

Division of Corporation Finance
Securities and Exchange Commission
405 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      FirstCom Corporation Registration Statement on Form S-3

Dear Sir or Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, FirstCom Corporation (the "Company") hereby requests the withdrawal of the referenced Registration Statement on Form S-3 (the "Original Registration Statement") which was filed yesterday, July 28, 1999, through the EDGAR System. The Company believed that an original executed copy of the consent of PriceWaterhouseCoopers LLP ("PWC"), which audited the Company's financial statements in 1996 and 1997, would be received by the Company prior to the filing of the Original Registration Statement. However, after the electronic submission of the Original Registration Statement on EDGAR, the Company became aware that such consent had not yet been issued by PWC. We understand that PWC intends to issue its consent shortly and, upon such issuance, the Company will file a new registration statement with respect to the offering contemplated by the Original Registration Statement.

         We apologize for any inconvenience and sincerely appreciate the effort of the Securities and Exchange Commission's staff in connection with these matters.

                                            Sincerely,

                                            FirstCom Corporation

                                            By: /s/ CORY SHADE
                                                --------------------------------
                                                    Cory Shade
                                                    General Counsel